File Nos. 333-
                                                                   811-08445
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [X]
     Pre-Effective Amendment No.                                         [ ]
     Post-Effective Amendment No.                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [X]
     Amendment No.                                                       [ ]

                      (Check appropriate box or boxes.)

     SECURITY MUTUAL VARIABLE ANNUITY ACCOUNT ONE
     --------------------------------------------
     (Exact Name of Registrant)

     SECURITY MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
     --------------------------------------------------
     (Name of Depositor)

     Security Mutual Bldg., 100 Court Street
     Binghamton, New York                                          13902-1625
     ----------------------------------------------------          ----------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (607) 723-3551

     Name and Address of Agent for Service
       Susan E. Mistretta
       Vice President and Associate General Counsel
       Security Mutual Life Insurance Company of New York
       Security Mutual Bldg., 100 Court Street
       Binghamton, New York 13902-1625
       (800) 469-4545

     Copies to:
       Judith A. Hasenauer
       Blazzard, Grodd & Hasenauer, P.C.
       943 Post Road East
       Westport, CT 06880

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Being Registered:
     Individual Flexible Purchase
     Payment Deferred Variable
     Annuity Contract

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                              CROSS REFERENCE SHEET

                             (required by Rule 495)

ITEM NO.                                                                  Location
--------                                                                  --------
                                           PART A

Item 1.          Cover Page                                               Cover Page

Item 2.          Definitions                                              Index of Special Terms

Item 3.          Synopsis                                                 Summary

Item 4.          Condensed Financial Information                          Not Applicable

Item 5.          General Description of Registrant,
                 Depositor, and Portfolio Companies                       Other Information -
                                                                          Security Mutual; The Separate
                                                                          Account; Cova Series Trust; Lord
                                                                          Abbett Series Fund, Inc.; General
                                                                          American Capital Company

Item 6.          Deductions and Expenses                                  Expenses

Item 7.          General Description of Variable
                 Annuity Contracts                                        The Annuity Contract

Item 8.          Annuity Period                                           Annuity Payments
                                                                          (The Income Phase)

Item 9.          Death Benefit                                            Death Benefit

Item 10.         Purchases and Contract Value                             Purchase

Item 11.         Redemptions                                              Access to Your Money

Item 12.         Taxes                                                    Taxes

Item 13.         Legal Proceedings                                        None

Item 14.         Table of Contents of the Statement
                 of Additional Information                                Table of Contents of the
                                                                          Statement of Additional
                                                                          Information

                              CROSS REFERENCE SHEET
                             (required by Rule 495)

ITEM NO.                                                                        LOCATION
--------                                                                        --------

                                           PART B

Item 15.            Cover Page                                                  Cover Page

Item 16.            Table of Contents                                           Table of Contents

Item 17.            General Information and History                             Company

Item 18.            Services                                                    Not Applicable

Item 19.            Purchase of Securities Being Offered                        Not Applicable

Item 20.            Underwriters                                                Distribution

Item 21.            Calculation of Performance Data                             Performance Information

Item 22.            Annuity Payments                                            Annuity Provisions

Item 23.            Financial Statements                                        Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.



                                  _______, 1997

               PROFILE OF THE FIXED AND VARIABLE ANNUITY CONTRACT

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT: The fixed and variable annuity contract offered by Security Mutual is a contract between you, the owner, and Security Mutual, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Security Mutual and 12 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The fixed account offers an interest rate that is guaranteed by the insurance company, Security Mutual. This interest rate is set once each year. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Security Mutual.

This Contract also offers 12 investment  portfolios  which are listed in Section
4. These portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

You can put money into any or all of the investment portfolios and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE): If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE: You can buy this Contract with $5,000 or more under most circumstances. You can add $2,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS: You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:


MANAGED BY J.P. MORGAN INVESTMENT                  MANAGED BY LORD, ABBETT & CO.
MANAGEMENT INC.                                    Bond Debenture
Select Equity                                      Growth and Income
Large Cap Stock                                    Mid-Cap Value
Small Cap Stock                                    Large Cap Research
International Equity                               Developing Growth
Quality Bond                                       Lord Abbett Growth and Income

                                                   MANAGED BY CONNING ASSET
                                                   MANAGEMENT COMPANY
                                                   Money Market

Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

Each year Security Mutual deducts a $30 contract maintenance charge from your Contract. Security Mutual currently waives this charge if the value of your Contract is at least $50,000. Security Mutual also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

There are also investment charges which range from .205% to 1.10% of the average daily value of the investment portfolio depending upon the investment portfolio.

If you take your money out, Security Mutual may assess a withdrawal charge which is equal to 7% of each payment you take out in the first and second years after Security Mutual receives the payment, 5% of each payment you take out in the third, fourth and fifth years, and 3% of each payment you take out in the sixth and seventh years.

The following chart is designed to help you to understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.40% insurance charges and the investment expenses for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge.

The premium tax is assumed to be 0% in both examples.

                                                                                              EXAMPLES:

                                                                                              Total Annual
                                        Total Annual        Total Annual        Total         Expenses At        End of:
                                        Insurance           Portfolio           Annual        (1)                (2)
Portfolio                               Charges             Expenses            Expenses      1 Year             10 Years
---------                               -------             --------            --------      ------             --------
MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT INC.
 Select Equity                          1.50%               0.85%               2.35%         $  93.80           $ 266.24
 Large Cap Stock                        1.50%               0.75%               2.25%         $  92.80           $ 256.13
 Small Cap Stock                        1.50%               0.95%               2.45%         $  94.80           $ 276.23
 International Equity                   1.50%               0.95%               2.45%         $  94.80           $ 276.23
 Quality Bond                           1.50%               0.65%               2.15%         $  91.79           $ 245.92

MANAGED BY LORD, ABBETT
& CO.
 Bond Debenture                         1.50%               0.85%               2.35%         $  93.80           $ 266.24
 Growth and Income                      1.50%               0.59%               2.09%         $  91.19           $ 239.74
 Mid-Cap Value                          1.50%               1.10%               2.60%         $  96.30           $ 291.02
 Large Cap Research                     1.50%               1.10%               2.60%         $  96.30           $ 291.02
 Developing Growth                      1.50%               1.00%               2.50%         $  95.30           $ 281.19
 Lord Abbett Growth and Income          1.50%               0.75%               2.25%         $  92.80           $ 256.13

MANAGED BY CONNING ASSET
MANAGEMENT COMPANY
 Money Market                           1.50%               0.205%              1.705%        $  87.31           $ 199.08

For the newly formed Portfolios the expenses have been estimated. The expenses reflect any expense reimbursement or fee waiver. For more detailed information, see the Fee Table in the prospectus for the Contract.

6. TAXES: Your earnings are not taxed until you take them out. If you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY: You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from Security Mutual. Withdrawals in excess of that will be charged 7% of each payment you take out in the first and second years after Security Mutual receives the payment, 5% of each payment you take out in the third, fourth and fifth years, and 3% of each payment you take out in the sixth and seventh years. After Security Mutual has had a payment for 7 years, there is no charge for withdrawals. Of course, you may also have to pay income tax and a tax penalty on any money you take out. Each purchase payment you add to your Contract has its own 7 year withdrawal charge period.

8. PERFORMANCE: The value of the Contract will vary up or down depending upon the investment performance of the investment portfolios you choose. Security Mutual may provide total return figures for each investment portfolio.

9. DEATH BENEFIT: If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in less any money you've taken out, and the related withdrawal charges, or 2) the current value of your Contract, or 3) the value of your Contract at the most recent 7th-year-anniversary plus any money you've added since that anniversary minus any money you've taken out since that anniversary, and the related withdrawal charges. If you die after age 80, slightly different rules apply.

10. OTHER INFORMATION: Free Look. If you cancel the Contract within 10 days after receiving it we will send you whatever your Contract is worth on the day we receive your request (this may be more or less than your original payment) without assessing a withdrawal charge. If you have purchased the Contract as an Individual Retirement Annuity (IRA) you will receive back your purchase payment. (Currently, the Contract is not available under an IRA until the IRA Endorsement is approved by the State of New York Insurance Department.)

No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. However, the avoidance of probate does not mean that the beneficiary will not have tax liability as a result of receiving the death benefit.

Who should purchase the Contract? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

Additional Features. This Contract has additional features you might be interested in. These include:

     * You can arrange to have money automatically sent to you each month while your Contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     * You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     * Security Mutual will automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

11. INQUIRIES: If you need more information about buying a Contract, please contact:

                      Cova Life Sales Company
                      One Tower Lane, Suite 3000
                      Oakbrook Terrace, IL 60181
                      (800) 523-1661

If you have any other questions, please contact us at our Home Office:

               Security Mutual Life Insurance Company of New York
                     Security Mutual Bldg., 100 Court Street
                            Binghamton, NY 13902-1625



                         THE FIXED AND VARIABLE ANNUITY

                                    ISSUED BY

                  SECURITY MUTUAL VARIABLE ANNUITY ACCOUNT ONE

                                       AND

               SECURITY MUTUAL LIFE INSURANCE COMPANY OF NEW YORK

This prospectus describes the Fixed and Variable Annuity Contract offered by Security Mutual Life Insurance Company of New York (Security Mutual).

The annuity contract has 13 investment choices - a fixed account which offers an interest rate which is guaranteed by Security Mutual, and 12 investment portfolios listed below. The 12 investment portfolios are part of Cova Series Trust, Lord Abbett Series Fund, Inc. or General American Capital Company. You can put your money in the fixed account and/or any of these investment portfolios.

COVA SERIES TRUST
MANAGED BY J.P. MORGAN INVESTMENT MANAGEMENT INC.:
     Select Equity
     Large Cap Stock
     Small Cap Stock
     International Equity
     Quality Bond

MANAGED BY LORD, ABBETT & CO.:
     Bond Debenture
     Mid-Cap Value
     Large Cap Research
     Developing Growth
     Lord Abbett Growth and Income

LORD ABBETT SERIES FUND, INC.
MANAGED BY LORD, ABBETT & CO.:
     Growth and Income

GENERAL AMERICAN CAPITAL COMPANY
MANAGED BY CONNING ASSET MANAGEMENT COMPANY:
     Money Market

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Security Mutual Fixed and Variable Annuity Contract.

To learn more about the Security Mutual Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated
__________, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 831-5433 or write us at: Security Mutual Bldg., 100 Court Street, Binghamton, NY 13902-1625.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

____________, 1997



                                TABLE OF CONTENTS

                                                                            PAGE

INDEX OF SPECIAL TERMS

FEE TABLE

1.  THE ANNUITY CONTRACT

2. ANNUITY PAYMENTS (THE INCOME PHASE)

3. PURCHASE
         Purchase Payments
         Allocation of Purchase Payments
         Accumulation Units

4. INVESTMENT OPTIONS
         Cova Series Trust
         Lord Abbett Series Fund, Inc.
         General American Capital Company
         Transfers
         Dollar Cost Averaging Program
         Automatic Rebalancing Program
         Voting Rights
         Substitution

5. EXPENSES
         Insurance Charges
         Contract Maintenance Charge
         Withdrawal Charge
         Reduction or Elimination of the Withdrawal Charge
         Transfer Fee
         Income Taxes
         Investment Portfolio Expenses

6. TAXES
         Annuity Contracts in General
         Qualified and Non-Qualified Contracts
         Withdrawals - Non-Qualified Contracts
         Withdrawals - Qualified Contracts
         Diversification

7. ACCESS TO YOUR MONEY
         Systematic Withdrawal Program

8. PERFORMANCE

9. DEATH BENEFIT
         Upon Your Death
         Death of Annuitant

10. OTHER INFORMATION
         Security Mutual
         The Separate Account
         Distributor
         Ownership
         Beneficiary
         Assignment
         Suspension of Payments or Transfers
         Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX

         PERFORMANCE INFORMATION


                             INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                      PAGE

Accumulation Phase...................................................... 4
Accumulation Unit....................................................... 6
Annuitant............................................................... 4
Annuity Date............................................................ 4
Annuity Options......................................................... 5
Annuity Payments........................................................ 4
Annuity Unit............................................................ 6
Beneficiary............................................................. 14
Fixed Account........................................................... 4
Income Phase............................................................ 4
Investment Portfolios................................................... 7
Joint Owner............................................................. 14
Non-Qualified........................................................... 10
Owner................................................................... 13
Purchase Payment........................................................ 7
Qualified............................................................... 12
Tax Deferral............................................................ 11



                                    FEE TABLE

OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE (as a percentage of purchase    YEARS SINCE
payments) (see Note 2 below)                      PAYMENT        CHARGE
                                                  -----------    ------
                                                      1            7%
                                                      2            7%
                                                      3            5%
                                                      4            5%
                                                      5            5%
                                                      6            3%
                                                      7            3%
                                                      8+           0%

TRANSFER FEE (see Note 3 below)      No  charge  for  first  12  transfers  in a
                                     contract year; thereafter, the fee is $25 per transfer or, if less, 2% of the amount transferred.

CONTRACT MAINTENANCE CHARGE          $30 per contract per year
(see Note 4 below)

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Premium         1.25%
Administrative Expense Charge               .15%
                                           -----
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES     1.40%

INVESTMENT  PORTFOLIO  EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

                                                                                      Other Expenses
                                                                                      (after expense               Total
                                                                                      reimbursement for            Annual
                                                      Management         12b-1        certain Portfolios -        Portfolio
                                                      Fees               Fees         see Note 5 below)            Expenses
                                                      ----------         -----        -----------------            --------
COVA SERIES TRUST
Managed by J.P. Morgan Investment
Management Inc.
  Select Equity*                                          .75%            ---                .10%                     .85%
  Large Cap Stock*                                        .65%            ---                .10%                     .75%
  Small Cap Stock*                                        .85%            ---                .10%                     .95%
  International Equity*                                   .85%            ---                .10%                     .95%
  Quality Bond*                                           .55%            ---                .10%                     .65%
Managed by Lord, Abbett & Co.
  Bond Debenture*                                         .75%            ---                .10%                     .85%
  Mid-Cap Value*                                         1.00%            ---                .10%                    1.10%
  Large Cap Research**                                   1.00%            ---                .10%                    1.10%
  Developing Growth**                                     .90%            ---                .10%                    1.00%
  Lord Abbett Growth and Income**                         .65%            ---                .10%                     .75%
LORD ABBETT SERIES FUND, INC.
Managed by Lord, Abbett & Co.
  Growth and Income#                                      .50%            .07%               .02%                     .59%
GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company
  Money Market                                           2.05%            ---                .00%                    2.05%

     * Annualized. The Portfolio commenced regular investment operations on April 2, 1996.

     ** Estimated. The Portfolio has not yet commenced regular investment operations.

     # The Growth and Income Portfolio of Lord Abbett Series Fund, Inc. has a 12b-1 plan which provides for payments to Lord, Abbett & Co. for remittance to a life insurance company for certain distribution expenses (see the Fund Prospectus). The 12b-1 Plan provides that such remittances, in the aggregate, will not exceed .15%, on an annual basis, of the daily net asset value of shares of the Growth and Income Portfolio. As of May 1, 1997 no payments were made under the 12b-1 Plan. For the year ending December 31, 1997, the 12b-1 Plan fees are estimated to be .07% The examples below for this Portfolio reflect the estimated 12b-1 fees.

EXAMPLES:

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

     (a) upon  surrender at the end of each time period;
     (b) if the contract is not surrendered or is annuitized.

                                                                                            Time Periods

                                                                                 1 year                  3 years
                                                                                 ------------            -------
COVA SERIES TRUST
Managed by J.P. Morgan Investment Management Inc.

  Select Equity                                                                  (a) $93.80              (a) $118.16
                                                                                 (b) $23.80              (b) $ 73.16
  Large Cap Stock                                                                (a) $92.80              (a) $115.15
                                                                                 (b) $22.80              (b) $ 70.15
  Small Cap Stock                                                                (a) $94.80              (a) $121.17
                                                                                 (b) $24.80              (b) $ 76.17
  International Equity                                                           (a) $94.80              (a) $121.17
                                                                                 (b) $24.80              (b) $ 76.17
  Quality Bond                                                                   (a) $91.79              (a) $112.12
                                                                                 (b) $21.79              (b) $ 67.12
Managed by Lord, Abbett & Co.

  Bond Debenture                                                                 (a) $93.80              (a) $118.16
                                                                                 (b) $23.80              (b) $ 73.16
  Mid-Cap Value                                                                  (a) $96.30              (a) $125.66
                                                                                 (b) $26.30              (b) $ 80.66
  Large Cap Research                                                             (a) $96.30              (a) $125.66
                                                                                 (b) $26.30              (b) $ 80.66
  Developing Growth                                                              (a) $95.30              (a) $122.67
                                                                                 (b) $25.30              (b) $ 77.67
  Lord Abbett Growth and Income                                                  (a) $92.80              (a) $115.15
                                                                                 (b) $22.80              (b) $ 70.15
LORD ABBETT SERIES FUND, INC.
Managed by Lord, Abbett & Co.

  Growth and Income                                                              (a) $90.49              (a) $108.17
                                                                                 (b) $20.49              (b) $ 63.17
GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset Management Company

  Money Market                                                                   (a) $87.31              (a) $98.54
                                                                                 (b) $17.31              (b) $53.54

EXPLANATION OF FEE TABLE AND EXAMPLES

     1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as the investment portfolios.

     2. The withdrawal charge is 7% of each payment you take out in the first and second years after Security Mutual receives the payment, 5% of each payment you take out in the third, fourth and fifth years, and 3% of each payment you take out in the sixth and seventh years. After Security Mutual has had a purchase payment for 7 years, there is no charge by Security Mutual for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, you can take up to 10% of your total purchase payments each year without a charge from Security Mutual.

     3. Security Mutual will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is for the Dollar Cost Averaging or Automatic Rebalancing Programs.

     4. Security Mutual will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Security Mutual will charge the contract maintenance charge.

     5. Cova Financial Services Life Insurance Company (another insurance company which also invests in Cova Series Trust) currently reimburses the investment portfolios of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Absent this expense reimbursement, the expenses (on an annualized basis) for the period ended December 31, 1996 would have been: 1.70% for the Select Equity Portfolio, 2.68% for the Small Cap Stock Portfolio, 3.80% for the International Equity Portfolio, 1.52% for the Quality Bond Portfolio, 1.23% for the Large Cap Stock Portfolio and 2.05% for the Bond Debenture Portfolio. Absent this expense reimbursement, the expenses (exclusive of the management fees) are estimated (on an annualized basis) to be: 1.77% for the Mid-Cap Value Portfolio, 1.58% for the Large Cap Research Portfolio, 2.29% for the Developing Growth Portfolio, and .10% for the Lord Abbett Growth and Income Portfolio.

     6. Premium taxes are not reflected. New York does not assess premium taxes.

     7. The assumed average contract size is $30,000.

     8. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



                             1. THE ANNUITY CONTRACT

This Prospectus describes the Fixed and Variable Annuity Contract offered by Security Mutual.

An annuity is a contract between you, the owner, and an insurance company (in this case Security Mutual), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least one year after we issue your contract. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 12 investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Security Mutual. This interest rate is set once each year. Security Mutual guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Security Mutual. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Security Mutual in writing. You and another person can be named joint owners. We have described more information on this in Section 10 - Other Information.

                     2. ANNUITY PAYMENTS (THE INCOME PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date and annuity option when you purchase the contract. You can change either at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one year after we issue the contract. Annuity payments must begin by the annuitant's 90th birthday. The annuitant is the person whose life we look to when we make annuity payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the fixed account, the investment portfolio(s) or a combination of both. If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option.

     OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

     OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

     OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $2,000 to apply toward a payment. In that case, Security Mutual may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $20 a month, Security Mutual has the right to change the frequency of payments so that your annuity payments are at least $20.

                                   3. PURCHASE

PURCHASE PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity) the minimum we will accept is $2,000. (Currently, the contract is not available under an IRA until the IRA Endorsement is approved by the State of New York Insurance Department.) The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $2,000 or more to either type of contract.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. There is a $500 minimum balance requirement for the fixed account and for each investment portfolio.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. When you cancel the contract within this time period, Security Mutual will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. If you have purchased the contract as an IRA, we are required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

ACCUMULATION UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every day we determine the value of an accumulation unit for each of the investment portfolios. We do this by:

     (1) determining the total amount of money invested in the particular investment portfolio;

     (2) subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

     (3) dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio divided by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

     EXAMPLE:

     On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.

                              4. INVESTMENT OPTIONS

The Contract offers 12 investment portfolios which are described below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory). Cova Series Trust is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following investment portfolios are available under the contract:

J.P. MORGAN INVESTMENT MANAGEMENT INC. IS THE SUB-ADVISER TO THE FOLLOWING
PORTFOLIOS:
     Select Equity Portfolio
     Large Cap Stock Portfolio
     Small Cap Stock Portfolio
     International Equity Portfolio
     Quality Bond Portfolio

LORD, ABBETT & CO. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIOS:
     Bond Debenture Portfolio
     Mid-Cap Value Portfolio
     Large Cap Research Portfolio
     Developing Growth Portfolio
     Lord Abbett Growth and Income Portfolio

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. Each portfolio is managed by Lord, Abbett & Co. The following portfolio is available under the contract:

     Growth and Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

     Money Market Fund

TRANSFERS

You can transfer money among the fixed account and the 12 investment portfolios.

     TRANSFERS DURING THE ACCUMULATION PHASE. You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer during the accumulation phase:

     1. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio or fixed account.

     2.  Your  request  for  transfer  must  clearly   state  which   investment
portfolio(s) or the fixed account are involved in the transfer.

     3. Your request for transfer must clearly state how much the transfer is for.

     4. You cannot make any transfers within 7 calendar days of the annuity date.

     TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time. If you make more than 12 transfers in a year, a transfer fee will be charged.

You can make transfers by telephone. If you own the contract with a joint owner, unless Security Mutual is instructed otherwise, Security Mutual will accept instructions from either you or the other owner. Security Mutual will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Security Mutual fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Security Mutual tape records all telephone instructions.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund of General American Capital Company or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund of General American Capital Company or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program.

All Dollar Cost Averaging transfers will be made on the 15th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

     EXAMPLE:

     Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in Select Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Security Mutual would sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

VOTING RIGHTS

Security Mutual is the legal owner of the investment portfolio shares. However, Security Mutual believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Security Mutual owns on its own behalf. Should Security Mutual determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Security Mutual may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.

                                   5. EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE CHARGES

Each day, Security Mutual makes a deduction for its insurance charges. Security Mutual does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk premium and 2) the administrative expense charge.

     MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Security Mutual will bear the loss. The mortality and expense risk premium cannot be increased.

     ADMINISTRATIVE EXPENSE CHARGE. This charge is equal, on an annual basis, to .15% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge, together with the contract maintenance charge (see below) is for all the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. If this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Security Mutual will bear the loss.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, Security Mutual deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge can not be increased.

Security Mutual will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Security Mutual may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A prorata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL CHARGE

During the accumulation phase, you can make withdrawals from your contract. Security Mutual keeps track of each purchase payment. Once a year after the first year, you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Otherwise, the charge is 7% of each payment you take out in the first and second years after Security Mutual receives the payment, 5% of each payment you take out in the third, fourth and fifth years, and 3% of each payment you take out in the sixth and seventh years. After Security Mutual has had a purchase payment for 7 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, Security Mutual treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Security Mutual does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

Security Mutual will reduce or eliminate the amount of the withdrawal charge when the contract is sold to an officer, director or employee of Security Mutual. In no event will elimination of the Withdrawal Charge be permitted where elimination will be unfairly discriminatory to any person.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program or the Automatic Rebalancing Program it will not count in determining the transfer fee.

INCOME TAXES

Security Mutual will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.

                                    6. TAXES

NOTE: Security Mutual has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Security Mutual has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When  a  non-qualified   contract  is  owned  by  a  non-natural  person  (e.g.,
corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not under an Individual Retirement Annuity (IRA), your contract is referred to as a non-qualified contract.

If you purchase the contract under an IRA, your contract is referred to as a qualified contract. Currently, the contract is not available under an IRA until the IRA Endorsement is approved by the State of New York Insurance Department.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity, (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Security Mutual believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Security Mutual would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent under federal tax law owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Security Mutual reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

                             7. ACCESS TO YOUR MONEY

You can have access to the money in your contract: (1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct Security Mutual otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. Security Mutual requires that after a partial withdrawal is made you keep at least $1,000 in your contract.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

If you are 59 1/2 or older, you may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be deducted for these payments. Security Mutual does not have any charge for this program. If you use this program, you may not also make a single 10% free withdrawal. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

All Systematic Withdrawals will be paid on the 15th day of the month unless that day is not a business day. If it is not, then the payment will be the next business day.

INCOME TAXES MAY APPLY TO SYSTEMATIC WITHDRAWALS.

                                 8. PERFORMANCE

Security Mutual periodically advertises performance of the various investment portfolios. Security Mutual will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charges, and withdrawal charges.

Security Mutual may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The Appendix contains performance information that you may find informative. Future performance will vary and the results shown are not necessarily representative of future results.

                                9. DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, Security Mutual will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit depends on how old you or your joint owner is.

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

     1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

     2. The value of your  contract at the time the death benefit is to be paid;
or

     3. The value of your contract on the most recent seven year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals.)

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

     1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

     2. The value of your  contract at the time the death benefit is to be paid;
or

     3. The value of your contract on the most recent seven year anniversary on or before you or your joint owner reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.

                              10. OTHER INFORMATION

SECURITY MUTUAL

Security Mutual Life Insurance Company of New York (Security Mutual) is a mutual life insurance company which was incorporated in 1886 under the laws of the State of New York. Security Mutual is licensed to do business in the District of Columbia, the U.S. Virgin Islands and all states.

THE SEPARATE ACCOUNT

Security Mutual has established a separate account, Security Mutual Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Security Mutual adopted a resolution to establish the Separate Account under New York insurance law on August 21, 1997. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Security Mutual's name on behalf of the Separate Account and legally belong to Security Mutual. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Security Mutual may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Security Mutual may issue.

DISTRIBUTOR

Cova Life Sales Company, One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 acts as the distributor of the contracts.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions of up to ____% of purchase payments. In addition, under certain circumstances, an expense allowance of up to ____% of purchase payments may be payable. The New York Insurance Department has ruled that asset based compensation is permissible under certain circumstances. Security Mutual may, in the future, adopt an asset based compensation program in addition to, or in lieu of, the present compensation program.

OWNERSHIP

     OWNER. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner. The beneficiary becomes the owner when a death benefit is payable.

     JOINT OWNER. The contract can be owned by joint owners. Upon the death of either joint owner, the surviving owner will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. Security Mutual will not be bound by the assignment until it receives the written notice of the assignment. Security Mutual will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION OF PAYMENTS OR TRANSFERS

Security Mutual may be required to suspend or postpone payments for withdrawal or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Security Mutual cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Security Mutual has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL STATEMENTS

The financial statements of Security Mutual have been included in the Statement of Additional Information.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                            PAGE

Company

Experts

Legal Opinions

Distribution

Performance Information

Tax Status

Annuity Provisions

Financial Statements


                                    APPENDIX

                             PERFORMANCE INFORMATION

Future performance will vary and the results shown are not necessarily representative of future results.

EXISTING PORTFOLIOS

Certain investment portfolios have been in existence for sometime and have an investment performance history. In order to show how investment performance of the portfolios affects accumulation unit values, we have developed performance information.

The chart below shows the investment performance of the portfolios and the accumulation unit performance calculated by assuming that accumulation units were invested in each of the investment portfolios for the periods shown.

The performance figures in Column A below for each investment portfolio reflect the fees and expenses paid by each portfolio. Column B presents performance figures for the accumulation units which reflects the insurance charges as well as the fees and expenses of the investment portfolio. Column C presents performance figures for the accumulation units which reflects the insurance charges, the contract maintenance charge, the fees and expenses of each investment portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED _______________:

                                       Column A                         Column B                              Column C

                                 Portfolio Performance                          Accumulation  Unit  Performance          10 yrs or
                                            10 yrs or                            10 yrs or                                 since
Portfolio                1 yr      5 yrs    since inception    1 yr     5 yrs    since inception    1 yr          5 yrs   inception
---------                ----      ----     ---------------    ----     ----     ---------------    ----          ----    ---------
COVA SERIES
TRUST

Select Equity             ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%

Small Cap Stock           ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%

International
Equity                    ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%

Quality Bond              ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%

Large Cap Stock           ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%

Bond Debenture            ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%

LORD ABBETT
SERIES FUND,
INC.

Growth and Income         ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%

GENERAL AMERICAN
CAPITAL COMPANY

Money Market              ___%      ___%      ___%             ___%      ___%      ___%               ___%         ___%     ___%




               _________________________________________________________________

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FRONT

                              Security Mutual Life Insurance Company of New York
                              Attn:  Variable Products
                              Security Mutual Bldg., 100 Court Street
                              Binghamton, NY 13902-1625

               -----------------------------------------------------------------



               -----------------------------------------------------------------



               Please send me, at no charge, the Statement of Additional Information dated _________, 1997, for The Annuity Contract issued by Security Mutual.

                            (Please print or type and fill in all information)

BACK           _________________________________________________________________

               Name

               -----------------------------------------------------------------
               Address

               -----------------------------------------------------------------
               City                               State                 Zip Code

               -----------------------------------------------------------------
               CNY-1090 (5/97)
               Security
               Mutual  VA






               Security Mutual Life Insurance Company of New York

                                   Home Office
                     Security Mutual Bldg., 100 Court Street
                            Binghamton, NY 13902-1625
                                 (607) 723-3551


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    ISSUED BY

                  SECURITY MUTUAL VARIABLE ANNUITY ACCOUNT ONE

                                       AND

               SECURITY MUTUAL LIFE INSURANCE COMPANY OF NEW YORK

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED______, 1997, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: (800) 831-5433, One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED __________, 1997.



                                TABLE OF CONTENTS

                                                                            Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION

PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies
Performance Information

TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS



                                     COMPANY

Security Mutual Life Insurance Company of New York ("Security Mutual" or the "Company") is a New York domiciled mutual life insurance company with total assets of $1.363 billion and total adjusted capital of $88.8 million and a policyowner surplus of $65.0 million as of December 31, 1996. Organized in 1886, the Company is licensed to conduct business in 50 states, the District of Columbia and the U.S. Virgin Islands. The Company's primary business focus involves the sale of individual life insurance products.

The principal lines of business of Security Mutual are: Individual Operations, which provides a broad range of individual life insurance and annuity products to middle and upper income level individuals, small to medium sized businesses, their owners and employees, and professionals; and Group Operations, which provides various group life and disability products to small businesses, professionals and other institutions. For the year ended December 31, 1996, Security Mutual had total premiums, annuity considerations and fund deposits of $197.3 million, of which $150.1 million was attributable to Individual Life insurance products, $19.0 million attributable to Individual Annuity products, $25.0 million attributable to Group Operations and $3.2 million to various other products.

                                     EXPERTS

The statutory financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the three year period ended December 31, 1996 included in this Prospectus and the Statement of Additional Information, have been included herein in reliance upon the reports of _________________, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C. of Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts described in the Prospectus.

                                  DISTRIBUTION

Cova Life Sales Company acts as the distributor. The offering is on a continuous basis.

                             PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Premium, a .15% Administrative Expense Charge, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Withdrawal Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Withdrawal Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                        n
                               P (1 + T)  =  ERV

Where:

                 P = a  hypothetical  initial  payment  of $1,000
                 T = average  annual  total return
                 n = number of years
               ERV = ending  redeemable  value at the end of the time  periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Withdrawal Charge. The deduction of any Withdrawal Charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

HISTORICAL UNIT VALUES

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

PERFORMANCE INFORMATION

Certain  Portfolios of Cova Series Trust,  Lord Abbett  Series Fund,  Inc.,  and
General American Capital Company have been in existence for sometime and consequently have an investment performance history. In order to demonstrate how the investment experience of the Portfolios affects Accumulation Unit values, performance information was developed. The information is based upon the historical experience of the Portfolios and is for the periods shown. The prospectus contains a chart of performance information.

Future performance of the Portfolios will vary and the hypothetical results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance of the Portfolios is calculated for a specified period of time by assuming an initial Purchase Payment of $1,000 allocated to the Portfolio. There are performance figures for the Accumulation Units which reflect the insurance charges as well as the portfolio expenses. There are also performance figures for the Accumulation Units which reflect the insurance charges, the contract maintenance charge, the portfolio expenses, and assume that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

                                   TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions. The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein may also be used as Qualified Contracts. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. The following discussion of Qualified Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding Qualified Contracts are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing Qualified Contracts.

Qualified Contracts include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Qualified Contracts are not transferable except upon surrender or annuitization.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Qualified Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). THE CONTRACTS ARE NOT AVAILABLE AS QUALIFIED CONTRACTS UNTIL AN IRA ENDORSEMENT IS APPROVED BY THE STATE OF NEW YORK INSURANCE DEPARTMENT. Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Section 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Annuitant reaches age 59 1/2; (b) distributions following the death or disability of the Annuitant (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and his or her designated Beneficiary; (d) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; or (e) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

                               ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:

     (1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

     (2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

The total dollar amount of each Variable Annuity Payment is the sum of all investment portfolios' Variable Annuity Payments reduced by the applicable Contract Maintenance Charge.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT

The value of an Annuity Unit for each investment portfolio was arbitrarily set initially at $10. This was done when the first investment portfolio shares were purchased. The investment portfolio Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the investment portfolio Annuity Unit value for the immediately preceding Valuation Period by the product of (a) the Net Investment Factor for the day for which the Annuity Unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment portfolio for any Valuation Period is determined by dividing:

     (a) the Accumulation Unit value as of the close of the current Valuation Period, by

     (b) the Accumulation Unit value as of the close of the immediately preceding Valuation Period.

The Net Investment Factor may be greater or less than one, as the Annuity Unit value may increase or decrease.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.


                                     PART C
                                OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

    a.     Financial Statements

           Financial statements of the Company will be filed by amendment.

    b.     Exhibits

       1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.

       2.  Not Applicable.

       3.  Principal Underwriter's Agreement.

       4.  (i)   Individual Flexible Purchase Payment
                 Deferred Variable Annuity Contract.
           (ii)  Endorsement.
           (iii) Rebalancing Transfers Endorsement.
           (iv)  Dollar Cost Averaging Endorsement.

       5.  Application for Variable Annuity.

       6.  (i)  Copy of the  Charter of the  Company.
           (ii) Copy of the Bylaws of the Company.

       7.  Not Applicable.

       8.  Not Applicable.

       9.  Opinion and Consent of Counsel (to be filed by amendment).

      10.  Consent of Independent Accountants (to be filed by amendment).

      11.  Not Applicable.

      12.  Not Applicable.

      13.  Calculation of Performance Information (to be filed by amendment).

      14.  Company Organizational Chart.

      27.  Not Applicable

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors of the Company:

Name and Principal                                Positions and Offices
Business Address                                  with Depositor
----------------                                  --------------
DIRECTORS

Willard N. Archie                                 Director
Vice Chairman
Mitchell & Titus, LLP
One Battery Park Plaza
New York, NY 10004-1461

William W. Atkin                                  Director, Executive Vice President &
Security Mutual Life Insurance                    Chief Financial Officer
Company of New York
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

Carson E. Beadle                                  Director
Managing Director
William M. Mercer, Inc.
1166 Avenue of the Americas
New York, NY 10036

Bruce W. Boyea                                    Director
Security Mutual Life Insurance                    President & Chief Executive Officer
Company of New York
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

James A. Carrigg                                  Director
Chairman, Executive Committee
NYSEG
P.O. Box 3607
Binghamton, NY 13902-3607

Melvin B. Dunn                                    Director
Security Mutual Life Insurance                    Executive Vice President, Individual
Company of New York                               Insurance Operations
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

Daryl R. Forsythe                                 Director
President & Chief Executive
Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815

Stanley Goldstein                                 Director
Accuhealth, Inc.
1185 Avenue of the Americas
New York, NY 10036-2602

David D. Holbrook, Chairman                       Director
Marsh & McLennan, Inc.
1166 Avenue of the Americas
New York, NY 10036

John M. Keeler, Esq.                              Director
Hinman, Howard & Kattell, LLP
P.O. Box 5250
Binghamton, NY 13902-5250

Richard A. Liddy, Chairman,                       Chairman of the Board of Directors
President & Chief Executive
Officer
General American Life
Insurance Company
700 Market Street
St. Louis, MO 63101

Mary L. MacLachlan                                Director
Director of Private Accounts
Private Capital Management,
Inc.
3003 Tamiami Trail North
Naples, FL 34103

Peter L. Meyers, Vice Chairman                    Director
OnBank & Trust Company
101 South Salina Street
Syracuse, NY 13221

Richard R. Millar                                 Director
2115 Tocobaga Lane
Nokomis, FL 34275

Walter G. Rich                                    Director
President & Chief Executive
Officer
Delaware Otsego Corporation
1 Railroad Avenue
Cooperstown, NY 13326

Robert E. Sadler, Jr.,                            Director
President
M & T Bank
One M & T Plaza
Buffalo, NY 14203

OFFICERS

John T. Terrenzi                                  Executive Vice President,
Security Mutual Life Insurance                    Group & Worksite Marketing Operations
Company of New York
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

Robert L. Dalke                                   Senior Vice President, Corporate
Security Mutual Life Insurance                    Administration & Chief Compliance Officer
Company of New York
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

James P. Daly, Jr.                                Senior Vice President,
Security Mutual Life Insurance                    Individual Insurance Services
Company of New York
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

F. David Mistretta                                Senior Vice President, General Counsel
Security Mutual Life Insurance                    & Secretary
Company of New York
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

Gregory W. Simonelli                              Senior Vice President, Agency
Security Mutual Life Insurance
Company of New York
100 Court Street; P.O. Box 1625
Binghamton, NY 13902-1625

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

A company organizational chart is included as Exhibit 14.

ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.   INDEMNIFICATION

The Charter of the Company (Article IV, Section 1) provides that:

                                   "ARTICLE IV

SECTION 1. The corporate powers of the company shall be exercised by the Board of Directors and such officers, agents and employees as the Board may authorize.

(a) No director shall be personally liable to the Company or any of its policyholders for damages for any breach of duty as a Director; provided, however, that the foregoing provisions shall not eliminate or limit (i) the liability of a Director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law, or (b) which violated a specific standard of care imposed on Directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder), or (c) which constituted a knowing violation of any other law, or establishes that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; or (ii) the liability of a Director for any act or omission prior to the adoption of this amendment by the Company."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

     (a) Cova Life Sales Company is the principal underwriter for the following investment companies:

     Cova Variable Annuity Account One
     Cova Variable Annuity Account Five
     Cova Variable Life Account One
     Cova Variable Life Account Five
     First Cova Variable Annuity Account One

     (b) Cova Life Sales Company ("Life Sales") is the principal underwriter for the Contracts. The following persons are the officers and directors of Life Sales. The principal business address for each officer and director of Life Sales is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181- 4644.

Name and Principal                                     Positions and Offices
Business Address                                       with Underwriter
----------------                                       ----------------
Judy M. Drew                                      President, Chief Operations Officer and
                                                  Director

Lorry J. Stensrud                                 Director

Patricia E. Gubbe                                 Vice President and Chief Compliance
                                                  Officer

William C. Mair                                   Director

Philip A. Haley                                   Vice President

Frances S. Cook                                   Assistant Secretary

Robert A. Miner                                   Treasurer

     (c)  Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

Christopher Harden, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

Not Applicable.

ITEM 32.     UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Security Mutual Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Binghamton, and State of New York, on this 29th day of September, 1997.

                                  SECURITY MUTUAL VARIABLE ANNUITY ACCOUNT ONE
                                  (Registrant)

                              By: SECURITY MUTUAL LIFE INSURANCE COMPANY
                                  OF NEW YORK

                              By: /s/ F. DAVID MISTRETTA
                                  ------------------------------------
                                            Secretary

                                  SECURITY MUTUAL LIFE INSURANCE COMPANY
                                  OF NEW YORK
                                  Depositor

                              By:  /s/ F. DAVID MISTRETTA
                                   ------------------------------------
                                            Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                             Title                               Date
---------                             -----                               ----
/s/ RICHARD A. LIDDY
____________________
Richard A. Liddy                      Chairman of the Board                10/1/97
                                      of Directors                         _______
/s/ WILLARD N. ARCHIE
_____________________                                                      9/30/97
Willard N. Archie                     Director                             _______

/s/ WILLIAM W. ATKIN
____________________                                                       9/29/97
William W. Atkin                      Director & Chief                     ________
                                      Financial Officer

/s/ CARSON E. BEADLE
_____________________                                                      9/29/97
Carson E. Beadle                      Director                             _______


/s/ BRUCE W. BOYEA
___________________                   Director,                            9/29/97
Bruce W. Boyea                        President & Chief                    _______
                                      Executive Officer

/s/ JAMES A. CARRIGG
____________________                                                       10/2/97
James A. Carrigg                      Director                             _______

/s/ MELVIN B. DUNN
__________________                    Director                             9/29/97
Melvin B. Dunn                                                             _______

/s/ DARYL R. FORSYTHE
_____________________                 Director                             9/29/97
Daryl R. Forsythe                                                          _______

/s/ STANLEY GOLDSTEIN
_____________________                 Director                             9/29/97
Stanley Goldstein                                                          _______

/s/ DAVID D. HOLBROOK                                                      9/29/97
_________________________             Director                             _______
David D. Holbrook

/s/ JOHN M. KEELER                                                         9/26/97
_________________________             Director                             _______
John M. Keeler

/s/ MARY L. MACLACHLAN                                                     9/29/97
_________________________             Director                             _______
Mary L. MacLachlan

/s/ PETER L. MEYERS                                                        9/29/97
_________________________             Director                             _______
Peter L. Meyers

/s/ RICHARD R. MILLAR                                                      9/29/97
________________________              Director                             _______
Richard R. Millar

/s/ WALTER G. RICH                                                         9/29/97
________________________              Director                             _______
Walter G. Rich

/s/ ROBERT E. SADLER, JR.                                                  9/29/97
________________________              Director                             _______
Robert E. Sadler, Jr.







                                    EXHIBITS

                                       TO

                                    FORM N-4

                                       FOR

                  SECURITY MUTUAL VARIABLE ANNUITY ACCOUNT ONE

               SECURITY MUTUAL LIFE INSURANCE COMPANY OF NEW YORK



                                INDEX TO EXHIBITS

99.B1      Resolution of Board of Directors

99.B3      Principal Underwriter's Agreement

99.B4(i)   Individual Flexible Purchase Payment Deferred
           Variable Annuity Contract

99.B4(ii)  Endorsement

99.B4(iii) Rebalancing Transfers Endorsement

99.B4(iv)  Dollar Cost Averaging Endorsement

99.B5      Application for Variable Annuity

99.B6(i)   Copy of Charter of the Company

99.B6(ii)  Copy of Bylaws of the Company

99.B14     Company Organizational Chart